Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus and Focus announce closing of strategic merger

     Enerplus Resources Fund
     TSX - ERF.un/NYSE - ERF
     Focus Energy Trust
     TSX - FET.un

     CALGARY, Feb. 13 /CNW/ - Enerplus Resources Fund ("Enerplus") and Focus
Energy Trust ("Focus") are pleased to announce that the merger of Enerplus and
Focus pursuant to a plan of arrangement (the "Arrangement") was completed today.
     The combination of Focus and Enerplus has created a large oil and gas producer that possesses high quality, long life assets with an extensive portfolio of resource play opportunities in shallow natural gas, Bakken light oil, crude oil waterfloods, deep tight gas and the oil sands. Enerplus
Unitholders will enjoy a diversified and balanced portfolio of oil and gas assets producing approximately 100,000 BOE/day with a proved plus probable reserve life index of approximately 14 years. At this time we are pleased to announce that over 90% of Focus employees excluding executives will be joining the Enerplus organization, providing continuity in the management of the Focus assets. Production levels and capital spending activities continue to be in line with our previous estimates and we believe that all unitholders will benefit from the combination of Focus and Enerplus through a larger, strong and more efficient trust. Additional benefits are expected to be derived from increased liquidity and a strong balance sheet that will facilitate further expansion of operations and which is anticipated to receive increased attention in both equity and debt capital markets.
     Under the Arrangement, Focus Unitholders received 0.425 of an Enerplus trust unit for each Focus trust unit exchanged. This transaction is expected to be completed on a tax-deferred basis for Canadian resident Focus
Unitholders although they were permitted to elect to participate in the transaction on a taxable basis for Canadian federal income tax purposes.
Holders of Focus Limited Partnership Class B units ("Focus Exchangeable LP
Units") did not exchange their Focus Exchangeable LP Units for Enerplus trust units pursuant to the Arrangement, but following the Arrangement, the Focus
Exchangeable LP Units are now exchangeable for Enerplus trust units on the basis of 0.425 of an Enerplus trust unit for each Focus Exchangeable LP Unit.
The voting rights attached to and cash distributions made on the Focus
Exchangeable LP Units will be similarly adjusted in accordance with such exchange ratio.
     Focus securityholders of record on January 31, 2008 will still receive the scheduled Focus distribution on February 15, 2008 of $0.14 per Focus trust unit and Focus LP Exchangeable Unit. The first distribution that former Focus securityholders will be eligible to receive from Enerplus will be the distribution payable on or about March 20, 2008 to Enerplus Unitholders and
Focus Exchangeable LP Unitholders of record on March 10, 2008.
     As previously announced by Focus, the Focus Dividend Reinvestment Plan
("DRIP") was suspended such that the cash distribution to be paid on February
15, 2008 to holders of record on January 31, 2008 is not be eligible for reinvestment under the Focus DRIP. As the Arrangement has been completed, the
Focus DRIP has been terminated. Former Focus Unitholders who are resident in
Canada and who are interested in participating in the Enerplus DRIP should contact their broker, investment dealer, financial institution or other nominee through which their Enerplus Units are held. If you are a registered unitholder, you must complete and deliver an authorization form found on our website at www.enerplus.com and submit it to CIBC Mellon Trust Company with instructions on how you wish to participate in the Enerplus DRIP.
     In conjunction with the closing of the acquisition, Enerplus has increased the size of its syndicated bank credit facility by $400 million to
$1.4 billion. The facility continues to be unsecured, covenant based with a revolving three-year term.

     Advisory Regarding Forward-Looking Information and Statements

     This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws.
The use of any of the words "expect", "anticipate", "continue", "estimate",
"objective", "ongoing", "potential", "may", "will", "project", "should",
"believe", "plans", "designed", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this press release contains forward-looking statements and information concerning: the tax treatment of the business combination for
Focus securityholders, the combined trust's petroleum and natural gas production, reserves and resources, reserve life index, business strategy, future expansion, development and growth opportunities, prospects and asset base (including oil sands development opportunities) and the anticipated benefits from the transaction (including improved operating efficiencies and synergies, enhanced liquidity, the strength of Enerplus' balance sheet and increased investor attention).
     The forward-looking statements and information in this press release are based on certain key expectations and assumptions made by Enerplus and Focus, including expectations and assumptions concerning: prevailing commodity prices and exchange rates; applicable royalty rates and tax laws; future well production rates; reserve and resource volumes; the performance of existing wells; the success obtained in drilling new wells; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services and the ability of Enerplus to expand its operations as anticipated. Although Enerplus and Focus believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Enerplus and Focus can give no assurance that they will prove to be correct.
     Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to the risks associated with the oil and gas industry in general such as: operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; marketing and transportation or petroleum and natural gas and loss of markets; environmental risks; competition; uninsurable losses;
incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; ability to access sufficient capital from internal and external sources and changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations. There are risks also inherent in the nature of the business combination of Enerplus and Focus, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessments of the values of the other entity; and the proposed income tax treatment of the transaction for Focus securityholders. Accordingly readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.
     Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the operations or financial results of Enerplus are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), and in the case of Enerplus, on the
SEC's website (www.sec.gov) or, in the case of Enerplus, at Enerplus' website
(www.enerplus.com).
     The forward-looking statements and information contained in this press release are made as of the date hereof and Enerplus and Focus undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

     %CIK: 0001126874

     /For further information: Enerplus Investor Relations at 1-800-319-6462 or e-mail investorrelations(at)enerplus.com/
     (ERF.UN. ERF FET.UN.)

CO:  Enerplus Resources Fund; FOCUS ENERGY TRUST

CNW 13:42e 13-FEB-08